SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the fiscal year ended June 30, 2006

                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from                to

    Commission file number 1-4802

                BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
                            (FULL TITLE OF THE PLAN)

                         BECTON, DICKINSON AND COMPANY
            (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

               1 Becton Drive
         Franklin Lakes, New Jersey                           07417-1880
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)                    (ZIP CODE)

                                   (201) 847-6800
                                 (TELEPHONE NUMBER)

1.  FINANCIAL STATEMENTS AND SCHEDULES.

    The following financial data for the Plan are submitted herewith:

    Report of Independent Registered Public Accounting Firm

    Statements of Net Assets Available for Benefits as of June 30, 2006 and
    2005

    Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2006

    Notes to Financial Statements

    Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

2.1 EXHIBITS.

    See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

                           Annual Report on Form 11-K

                          Becton, Dickinson and Company
                             Savings Incentive Plan

             Audited Financial Statements and Supplemental Schedule

                                  June 30, 2006




                                    CONTENTS


Report of Independent Registered Public Accounting Firm..................................F-2

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2006 and 2005.............F-3
Statement of Changes in Net Assets Available for Benefits for the year ended
   June 30, 2006.........................................................................F-4
Notes to Financial Statements............................................................F-5

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).........................F-11


Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended June 30, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2006 and 2005, and the changes in its net assets available for benefits for the year ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2006 is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                          /s/ Ernst & Young LLP


New York, New York
December 15, 2006

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                 Statements of Net Assets Available for Benefits


                                                                                   JUNE 30
                                                                          2006                 2005
                                                                     -----------------------------------
ASSETS
Investments at fair value:
   Becton, Dickinson and Company Common Stock
    (6,723,506 shares and 7,352,955 shares, respectively)             $    391,193,182   $  367,096,281
   State Street Bank and Trust Company S&P 500 Flagship
     Fund Series A                                                         153,219,300      143,991,517
   State Street Bank and Trust Company MidCap Index
     Fund Series A                                                         102,668,483       86,661,640
   Wells Fargo Nikko Investment Advisors Commingled
     Equity Fund                                                                     -       48,918,200
   State Street Short-Term Investment Fund                                   4,717,745        4,396,813
   Capital Guardian International Equity Fund                               50,195,170       28,557,326
   Lord Abbett Development Growth Fund                                               -       25,939,059
   State Street Global Advisors Small Cap Index Plus
     Strategy Fund I                                                        42,862,787                -
   Barclay's Life Path Retirement                                            1,490,850                -
   Barclay's Life Path 2010                                                  3,964,410                -
   Barclay's Life Path 2020                                                 54,010,670                -
   Barclay's Life Path 2030                                                  3,709,907                -
   Barclay's Life Path 2040                                                  1,696,755                -
Investment contracts at contract value                                     281,016,311      256,511,142
                                                                     ------------------------------------
Total investments                                                        1,090,745,570      962,071,978

Receivables:
   Interest                                                                     43,858           32,205
   Employer contributions                                                    1,238,142        1,168,648
   Employee contributions                                                    2,363,627        2,037,095
   Loans receivable from participants                                       23,899,649       22,249,276
Cash and cash equivalents                                                    8,816,368       11,044,213
                                                                     ------------------------------------
Total assets                                                             1,127,107,214      998,603,415

LIABILITIES
Investment management fees payable                                             202,835           10,146
                                                                     ------------------------------------
Net assets available for benefits                                     $  1,126,904,379   $  998,593,269
                                                                     ====================================


See notes to financial statements.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

            Statement of Changes in Net Assets Available for Benefits

                            Year ended June 30, 2006

 Additions:
    Participants' contributions                                       $   58,384,551
    Rollover contributions                                                 9,618,281
    Company contributions                                                 15,818,468
    Interest income                                                       12,655,256
    Dividends                                                              5,889,774
    Assets transferred into the Plan                                       1,026,220
                                                                     -----------------
                                                                         103,392,550
 Deductions:
    Distributions to participants                                         76,351,509
    Administrative expenses and other                                        754,319
                                                                     -----------------
                                                                          77,105,828

 Net appreciation in fair value of investments                           102,024,388
                                                                     -----------------
 Net increase in net assets available for benefits                       128,311,110

 Net assets available for benefits at beginning of year                  998,593,269
                                                                     -----------------
 Net assets available for benefits at end of year                     $1,126,904,379
                                                                     =================


See notes to financial statements.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                          Notes to Financial Statements

                                  June 30, 2006


1.  SIGNIFICANT ACCOUNTING POLICIES

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. Investment contracts are contracts with insurance companies, which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from three months to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the "Company") and the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The investment contracts are contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. The weighted average yield for the investment contracts was 4.68% and 5.11% at June 30, 2006 and 2005, respectively. The crediting interest rates ranged from 3.52% to 5.61% for the plan year ended June 30, 2006. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts. The contract value of the investment contracts, which approximates fair value, is $281,016,311 and $256,511,142 at June 30, 2006 and 2005, respectively.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Pre-tax contributions are subject to annual Internal Revenue Code limitations of $15,000 plus a catch-up contribution of $5,000 for participants age 50 and older for 2006 and $14,000 plus a catch-up contribution of $4,000 for participants age 50 and older for 2005.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE PLAN (CONTINUED)

State Street Bank & Trust Company ("State Street Bank") is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Flagship Fund Series A, the MidCap Index Fund Series A, Short-Term Investment Fund, Small Cap Index Plus Strategy Fund I and the Becton, Dickinson and Company Common Stock Fund. Wells Fargo Nikko Investment Advisors is the investment manager of the Commingled Equity Fund, Lord Abbett is the investment manager of the Development Growth Fund, Capital Guardian Trust Company is the investment manager of the International Equity Fund and Barclay's is the Investment Manager of the Life Path Retirement Fund, Life Path 2010 Fund, Life Path 2020 Fund, Life Path 2030 Fund and Life Path 2040 Fund.

The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set annually. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

The Plan provides for vesting in employer matching contributions based on years of service as follows:

           FULL YEARS OF SERVICE               PERCENTAGE
           ----------------------------------------------
           Less than 2 years                         0%
           2 years but less than 3 years            50%
           3 years but less than 4 years            75%
           4 years or more                         100%

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2006 and 2005 amounted to $3,973,740 and $4,484,049, respectively. For the purpose of preparing the Plan's Form 5500 such amounts are recorded as liabilities.

Effective November 1, 2005, the Atto Bioscience, Inc. 401(k) Plan merged into the Plan. Assets totaling $1,026,220 were transferred into the Plan at that time.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




3.  INVESTMENTS

During 2006, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Participant-directed:
   Becton, Dickinson and Company Common Stock                                        $    60,342,862
   State Street Bank and Trust Company S&P 500 Flagship Fund Series A                     12,521,499
   State Street Bank and Trust Company MidCap Index Fund Series A                         11,328,933
   Wells Fargo Nikko Investment Advisors Commingled Equity Fund                            2,668,089
   Capital Guardian International Equity Fund                                              8,971,222
   State Street Global Advisors Small Cap Index Plus Strategy Fund I                       5,877,687
   Barclay's Life Path Retirement                                                             (1,928)
   Barclay's Life Path 2010                                                                   13,373
   Barclay's Life Path 2020                                                                  256,386
   Barclay's Life Path 2030                                                                   27,692
   Barclay's Life Path 2040                                                                   18,573
                                                                                    ------------------
                                                                                     $   102,024,388
                                                                                    ==================

4.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Plan purchased and distributed 133,000 shares and 762,449 shares, respectively, of the Company's common stock and recorded $5,517,858 in dividends on the common stock from the Company.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)



6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                                                                 EIN: 22-0760120
                                                                 Plan #: 011

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                  June 30, 2006

                                                                                NUMBER          CONTRACT
              IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR                   OF UNITS        OR CURRENT
                    PARTY AND DESCRIPTION OF INVESTMENT                        OR SHARES          VALUE
------------------------------------------------------------------------------------------------------------
STATE STREET BANK & TRUST COMPANY
Becton, Dickinson and Company Common Stock                                        6,723,506    $391,193,182

*STATE STREET BANK & TRUST COMPANY
S&P 500 Flagship Fund Series A                                                    3,320,843     153,219,300

*STATE STREET BANK & TRUST COMPANY
S&P MidCap Index Fund Series A                                                   18,946,973     102,668,483

*STATE STREET BANK & TRUST COMPANY
State Street Short-Term Investment Fund                                          34,540,550       4,717,745

*STATE STREET BANK & TRUST COMPANY
Cap Guardian International Equity Fund                                           35,025,459      50,195,170

*STATE STREET BANK & TRUST COMPANY
State Street Global Advisors Small Cap Index
 Plus Strategy Fund I                                                            33,632,431      42,862,787

BARCLAY'S
Life Path Retirement                                                                149,215       1,490,850
Life Path 2010                                                                      397,056       3,964,410
Life Path 2020                                                                    5,377,181      54,010,670
Life Path 2030                                                                      372,577       3,709,907
Life Path 2040                                                                      170,560       1,696,755

* As State Street Bank & Trust Company is the trustee of the plan, these represent party-in-interest transactions.

                                                                 EIN: 22-0760120
                                                                 Plan #: 011

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                        (Held at End of Year) (continued)

                                  June 30, 2006

                                                                                NUMBER            CONTRACT
              IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR                   OF UNITS          OR CURRENT
                    PARTY AND DESCRIPTION OF INVESTMENT                        OR SHARES            VALUE
--------------------------------------------------------------------------------------------------------------
IXIS FINANCIAL
GIC #1239-02, due at 4.66%                                                                   $    57,169,268

JP MORGAN CHASE BANK
GIC #ABECTON1, at 4.89%                                                                           50,060,285

RABOBANK NEDERLAND (IGT BIKRK INT GIC)
BDX080301, due 8/12/03 at 4.94%                                                                   50,735,424

MONUMENTAL LIFE INSURANCE COMPANY
#MDA00091TR, termination date as specified by contract,
   at 3.52%                                                                                        8,256,136

MONUMENTAL LIFE INSURANCE COMPANY
#MDA 00591TR, at 5.61%                                                                            42,992,676

STATE STREET BANK (IGT INVESCO SHORT-TERM BOND)
GIC #103054, at 4.45%                                                                             36,055,609

UBS AG
GIC #5121, at 4.50%                                                                               35,746,913
                                                                                            ------------------
Total investments                                                                              1,090,745,570

Loans receivable from participants (original loan amounts
   ranging from $1,000 to $50,000 bearing interest at rates
   ranging from 5% to 11.5%)                                                                      23,899,649
                                                                                            ------------------
                                                                                             $ 1,114,645,219
                                                                                            ==================

                                   SIGNATURES

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE SAVINGS INCENTIVE PLAN COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                        Becton, Dickinson and Company
                                          Savings Incentive Plan

                                           /s/ Gerald Caporicci
                                        --------------------------
                                              GERALD CAPORICCI
                                       MEMBER, SAVINGS INCENTIVE PLAN
                                                 COMMITTEE

Date: December 21, 2006

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                  DESCRIPTION                             METHOD OF FILING
------                  -----------                             ----------------
 23                     Consent of Independent Registered       Filed with this report
                        Public Accounting Firm